Mail Stop 4561

September 19, 2007

Derek Downs
President and Chief Executive Officer
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

> **Re: Cistera Networks, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed August 15, 2007**
> **File No. 333-127800**

Dear Mr. Downs:

We have reviewed your revised registration statement and have the following comments:

General

1.   The opening lines of the prospectus refer to "shares of common stock of CNH Holdings Company." We note that that the name of the company was changed in September 2005 to "Cistera Networks, Inc." Please revise your registration statement to use the current name of the company when referring to its securities, or advise why doing so would be inappropriate.

Certain Relationships and Related Transactions, page 39

2.   We note that the most recent transaction disclosed in this section is the May 2005 merger with XBridge. Please ensure that this section provides the information required by Item 404(a) of Regulation S-B for the company's last two fiscal years as well as the period since the end of its last fiscal year. See Instruction 9 to Item 404(a).

3.   Please refer to prior comments 3 and 5 from our letter dated September 19, 2005. We note your disclosure in the second full paragraph on page 55 of the "Recent Sales of Unregistered Securities" section relating to the issuance of 173,511 shares of company stock to Ms. Garr, Mr. Royal, and Mr. Downs, in exchange for the cancellation of $482,364 of XBridge debt in connection with the merger. Please also disclose these transactions in the "Certain Relationships and Related Transactions" section when you describe the effects of the XBridge merger on related parties.

Fairness Opinion

4.   Because your filing refers to the fairness opinion of Navigant Capital, please file as an exhibit to the registration statement Navigant Capital's consent to the reference to its report and to the use of its name, as required by Rule 436 of Regulation C.

Selling Stockholders, page 45

5.   We note that your original registration statement on Form SB-2 filed August 24, 2005, sought to register for resale 7,345,048 shares of common stock. Please supplementally provide us with an explanation of the increase in the number of shares to be registered. In particular, advise whether any of the shares being registered were issued, or underlie other securities that were issued, since August 24, 2005. We note in this regard your disclosure at the bottom of page 47 that the company issued an additional 155,800 incentive warrants from September 2005 through December 2005. Please revise your registration statement to clarify whether the shares underlying these warrants are among the shares being registered by the pending registration statement.

6.   Please refer to prior comment 6 from our letter dated September 19, 2005. Please revise the introductory paragraph of the "Selling Stockholders" section and the selling stockholder table to set forth the amount and percentage (if one percent or more) of shares of common stock to be owned by each selling stockholder after the offering is complete (*i.e.*, upon the resale of all shares that are to be offered under the registration statement), as required by Item 507 of Regulation S-B.

7.   Please refer to prior comment 9 from our letter dated September 19, 2005. Using footnotes to the selling stockholder table or another appropriate method, please indicate which selling stockholders are affiliates of the company and disclose the material terms of those relationships.

8.   There appears to be a typographical error in the number of shares being registered in the first paragraph following the selling shareholder table. Please revise the number to reflect accurately the number of shares being registered pursuant to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Facsimile (972) 724-1922
        Robert J. Johnston, Esq.
        Colbert Johnston LLP
        Telephone: (972) 724-3338